FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	January	2006
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1. 2.	News Release dated January 30, 2006 (“RIM Provides Update on InPro Patent Litigation in Germany") News Release dated January 31, 2006 (“RIM and T-Mobile Germany Introduce BlackBerry 8700g")	Page No 1 2

Document 1

January 30, 2006

RIM Provides Update on InPro Patent Litigation in Germany

WATERLOO, ONTARIO — Research In Motion (RIM) (NASDAQ:RIMM)(TSX:RIM) provided an update today following a ruling in the Research In Motion UK Limited versus InPro Licensing S.à.r.l. (“InPro”) litigation in the Federal Patent Court (“Nullity Patent Court”) in Munich, Germany. InPro, a patent holding firm based in Luxembourg, had previously asserted a patent in Germany, alleging infringement with respect to certain BlackBerry® products. RIM subsequently filed a nullity action in the Nullity Patent Court seeking a declaration that the InPro patent is invalid. The Nullity Patent Court has now ruled in favor of RIM by deciding that all patent claims in InPro’s German-designated European Patent EP 0892947B1 are invalid. InPro retains the right to appeal the decision to the German Federal Supreme Court.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Document 2

January 31, 2006

FOR IMMEDIATE RELEASE

RIM and T-Mobile Germany Introduce BlackBerry 8700g

Waterloo, ON and Bonn, Germany – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) and T-Mobile Germany have introduced the BlackBerry 8700g™, further enhancing T-Mobile’s portfolio of BlackBerry® devices in the German market. The BlackBerry 8700g is expected to be available from T-Mobile Germany beginning in early February.

The new BlackBerry 8700g provides the ultimate balance of performance, design and function. It features a completely re-engineered device platform with an Intel processor, 64 MB flash memory and 16 MB SRAM in a thin, lightweight and stylish handset with a full keyboard.

The integrated phone also includes premium features such as dedicated ‘send’ ‘end’ and ‘mute’ phone keys, smart dialing, conference calling, speed dial, call forwarding, speakerphone and Bluetooth® support for hands-free use with car kits and headsets.

The BlackBerry 8700g is ideal for users who require uncompromising email, phone and browsing performance in an all-in-one device.

The BlackBerry 8700g features a bright, high resolution screen that supports more than 65,000 colors and delivers vivid graphics. It also incorporates an intelligent light-sensing technology that automatically adjusts the screen and keyboard lighting to provide optimized use in outdoor, indoor and dark environments.

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino™ and Novell GroupWise® and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and most popular ISP email accounts) from a single device.

About T-Mobile International

T-Mobile International is one of the world’s leading companies in mobile communications. As one of Deutsche Telekom’s three strategic business units, T-Mobile concentrates on the most dynamic markets in Europe and the United States.

By Q3 2005, about 83 million customers were served in nine T-Mobile markets.

And all that over a common technology platform based on GSM, the world’s most successful digital wireless standard. This also makes T-Mobile the only mobile communications provider with a seamless transatlantic service.

T-Mobile also is partner of FreeMove, an alliance formed by four of Europe’s leading mobile companies — Orange, Telefónica Móviles, TIM (Telecom Italia Mobile) and T-Mobile – to help their customers communicate as easily while travelling abroad as they do at home.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com

Media Contact:
Marisa Conway
Brodeur for RIM
(212) 771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	January 31, 2006	By:	/s/ Angelo Loberto (Signature)
Angelo Loberto
Vice President, Finance